4imprint Group plc

03 NOV 12 AM 7:21

30 October 2003

03037267

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
02.10.03	LSE Notification – M&G Investment Management Ltd

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully

P.P. T.D Hallam

Craig Slater
Finance Director

11/12

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

03 NOV 12 AM 7:21

AVS No 635536

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	M & G Investment Management Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. please see attached	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
		400,000	1.39%

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13p	29-Oct-03	30-Oct-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,856,261	13.43%

14. Any additional information	15. Name of contact and telephone number for queries
	TIM HALLAM 0161 272 4027
16. Name and signature of authorised company official responsible for making this notification pp T. D. Hallam Date of notification 30/10/03 19	DAVID SEEKINGS COMPANY SECRETARY

M&G
INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone
020 7626 4588

www.mandg.co.uk

The Company Secretary
4Imprint Group plc
Park 17, Moss Lane
Whitefield
Manchester
M45 8FJ

Fax: 0161 272 4001

30 October 2003

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Richard Harding
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268

Enc.

10767 04.02

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for 4IMPRINT GROUP ORD GBX38.461538
as at 29 October 2003

Percentage holdings are calculated using an issued share capital of 28,712,756 ORD GBX38.461538 shares

	Registered Holder	Holding	%	
Prudential plc		3,856,261	13.43	Total Notifiable Interest
	CLYDESDALE BK NOMS LTD MGA	1,881,500		
	CLYDESDALE BK NOMS LTD MGC	300,000		
	PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		
M&G Group Limited		3,856,261	13.43	
	CLYDESDALE BK NOMS LTD MGA	1,881,500		
	CLYDESDALE BK NOMS LTD MGC	300,000		
	PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		
M&G Investment Management Limited		3,856,261	13.43	
	CLYDESDALE BK NOMS LTD MGA	1,881,500		
	CLYDESDALE BK NOMS LTD MGC	300,000		
	PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		
M&G Limited		3,856,261	13.43	
	CLYDESDALE BK NOMS LTD MGA	1,881,500		
	CLYDESDALE BK NOMS LTD MGC	300,000		
	PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		

M&G INVESTMENTS

M&G Investment
Management Limit
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for 4IMPRINT GROUP ORD GBX38.461538
as at 29 October 2003

Percentage holdings are calculated using an issued share capital of 28,712,756 ORD GBX38.461538 shares

Registered Holder	Holding	%
The Prudential Assurance Company Limited	1,674,761	5.83
PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761	

End of Report

10972 04.02
TOTAL P. 03